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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Techfaith Wireless Communication Technology Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G84383101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This Amendment No. 1 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: Lin Dong

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		35,009,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		35,009,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	35,009,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: Crossvine Assets Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		35,009,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		35,009,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	35,009,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: Dong’s 2 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		35,009,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		35,009,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	35,009,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: HSBC International Trustee Limited (as trustee for Dong’s 2 Family Trust and other trusts which ultimately own ordinary shares of the Issuer)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		383,509,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		383,509,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	383,509,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	58.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1(a). NAME OF ISSUER:
China Techfaith Wireless Communication Technology Limited (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016,
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Lin Dong
Crossvine Assets Limited (the “Record Holder”)
Dong’s 2 Family Trust (the “Trust”)
HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Lin Dong
Room 1106, No. 103, Wang Jing, Li Zhe Xi Yuan
Chao Yang District, Beijing
People’s Republic of China
Crossvine Assest Limited
P.O. Box 916, Woodbourne Hall
Road Town, Tortola
British Virgin Islands
Dong’s 2 Family Trust
Compass Point, 9 Bermudiana Road
Hamilton HM11
Bermuda
HSBC International Trustee Limited
Compass Point, 9 Bermudiana Road
Hamilton HM11
Bermuda
ITEM 2(c). CITIZENSHIP:
Lin Dong is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. The Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e). CUSIP NUMBER:
G84383101
ITEM 3. Not Applicable
ITEM 4. OWNERSHIP:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
	beneficially	Percent	vote or direct	direct	direct the	to direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Lin Dong	35,009,655	5.3%	0	35,009,655	0	35,009,655

Crossvine Assets Limited	35,009,655	5.3%	0	35,009,655	0	35,009,655

Dong’s 2 Family Trust	35,009,655	5.3%	0	35,009,655	0	35,009,655

HSBC International Trustee Limited (as trustee for Dong’s 2 Family Trust and other trusts which ultimately own ordinary shares of the Issuer)	383,509,655	58.3%	0	383,509,655	0	383,509,655
Crossvine Assets Limited, a British Virgin Islands company, is the record owner of 2,333,977 American Depositary Shares (“ADSs”) of the Issuer, representing 35,009,655 ordinary shares of the Issuer. Lin Dong is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Mr. Dong, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of Lin Dong, the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 35,009,655 ordinary shares represented by ADSs.
All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust , the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 383,509,655 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10. CERTIFICATION:
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

Lin Dong	/s/ Lin Dong

Lin Dong

Crossvine Assets Limited	By:	/s/ Lin Dong

Name: Lin Dong Title: Director

Dong’s 2 Family Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Dong’s 2 Family Trust

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui

Name: Andrew T. Chan, Danny W. K. Tsui Title: Associate Director, Associate Director

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui

Name: Andrew T. Chan, Danny W. K. Tsui Title: Associate Director, Associate Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement